SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No.__)*

MetroPCS Communications, Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

591708102
(CUSIP Number)

May 1, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]Rule 13d-1(b)
[ ]Rule 13d-1(c)
[ ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson & Co. Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

16,645,150 (See Note 1 to Item 4 below)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

16,645,150 (See Note 1 to Item 4 below)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,645,150 (See Note 1 to Item 4 below)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.3%

12.	TYPE OF REPORTING PERSON*

IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13G reflects the shares of Common Stock (as defined below) reported by Paulson & Co. Inc. herein after the  issuance of Common Stock to Deutsche Telekom in connection with the combination with T-Mobile USA, Inc. and the effectiveness of the reverse stock split.  Paulson & Co. Inc. initially reported its beneficial ownership of Common Stock on a Schedule 13G filed on February 14, 2013, and subsequently on a Schedule 13D filed on March 1, 2013, as amended on March 27, 2013 and April 11, 2013.

ITEM 1(a).Name of Issuer:

MetroPCS Communications, Inc (“Issuer”)

Item 1(b). Address of Issuer's Principal Executive Offices:

2250 Lakeside Boulevard
Richardson, Texas 75082

Item 2(a). Name of Persons Filing:

Paulson & Co. Inc. (“Paulson”);

Item 2(b). Address of Principal Business Office or, if None, Residence:

1251 Avenue of the Americas, New York, New York 10020.

Item 2(c).Citizenship:

Delaware corporation.

Item 2(d).     Title of Class of Securities

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).    CUSIP Number:  591708102

Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E).

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 16,645,150

(b) Percent of class: 2.3%

(c) Number of shares of Common Stock as to which Paulson holds:
(i) Sole power to vote or direct the vote: 16,645,150 (See Note 1.)
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 16,645,150 (See Note 1.)
(iv) Shared power to dispose or direct the disposition: 0

Note 1: Paulson, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages onshore and offshore pooled investment vehicles and to separate managed accounts (collectively, such pooled investment vehicles and accounts shall be referred to as the “Funds”).  In its role as investment advisor, or manager, Paulson possesses voting and investment power over the securities of the Issuer described in this Schedule that are owned by the Funds.  All securities reported in this Schedule are owned by the Funds.  Paulson disclaims beneficial ownership of such securities.

Item 5.        Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

All securities reported in this Schedule are owned by Paulson’s advisory clients, none of which to Paulson’s knowledge owns more than 5% of the class.  Paulson itself disclaims beneficial ownership of all such securities.

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.         Identification and Classification of Members of the Group.

Not applicable.

Item 9.        Notice of Dissolution of Group.

Not applicable.

Item 10.Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 1, 2013

PAULSON & CO. INC.

By:  /s/ Stuart L. Merzer
Name:  Stuart L. Merzer
Title:    General Counsel &
               Chief Compliance Officer